Kodiak AI, Inc.
1049 Terra Bella Avenue
Mountain View, CA 94043
June 5, 2026
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:	Kodiak AI, Inc.
Registration Statement on Form S-1 (the “Registration Statement”)
File No. 333-296358
Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, Kodiak AI, Inc. (the “Registrant”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:30 p.m., Eastern Time, on June 9, 2026, or as soon thereafter as practicable, or at such other time as the Registrant or its outside counsel, Wilson Sonsini Goodrich & Rosati, P.C., request by telephone that such Registration Statement be declared effective.
Please contact Melissa Rick of Wilson Sonsini Goodrich & Rosati, P.C. at (650) 849-3059 or Austin March of Wilson Sonsini Goodrich & Rosati, P.C. at (512) 338-5410 as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

KODIAK AI, INC.

/s/ Surajit Datta
Name: Surajit Datta
Title: Chief Financial Officer